SMARTWEAVE INC.
750 Main Street
Cambridge, MA 02139

Review Report

For the Period January 1, 2025 & 2024 to December 31, 2025 & 2024

See Notes to The Financial Statements

Table of Contents

See Notes to The Financial Statements

Sharma, Marcus & Associates LLC
CERTIFIED PUBLIC ACCOUNTANTS

Active CPA Licenses:
NJ License# 20CC03728200/20CB00675200
MD License# 26297

Membership:
AICPA
NJSCPA
NATP

Independent Accountant's Review Report

President, Directors & Officers
Smartweave Inc.
750 Main Street
Cambridge, MA 02139

We have reviewed the accompanying financial statements of Smartweave Inc. which comprise the Balance Sheets as of December 31, 2024, and 2025, and the related Statements of Income and Cash Flows for the period January 1, 2024, and 2025, to December 31, 2024, and 2025, for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

See Notes to The Financial Statements

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Terrence Marcus, CPA, CAA
For Sharma, Marcus & Associates LLC
Certified Public Accountants
December 06, 2025

SHARMA MARCUS & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS
3989 US HIGHWAY I SOUTH,
MONMOUTH JUNCTION, NJ 08852

See Notes to The Financial Statements

SMARTWEAVE INC.
Financial Highlights for 2025 and 2024

	2025	2024
Total Stockholder Equity - December 31, 2025 & 2024	$4,072,603	$3,274,292

See Notes to The Financial Statements

SMARTWEAVE INC.
STATEMENT OF OPERATIONS AND NET INCOME/(LOSS)
For the Years Ended December 31, 2025, and 2024

	2025	2024
Gross Revenue	$	$
Gross Receipts	2,747,372	1,600,000
Non-Operating Receipts	1,872	-
Total Gross Receipts	2,749,244	1,600,000
Expense		
Operating Expenses		
Office Rent/Lease	9,832	900
IP Development	150,570	8,919
Depreciation & Amortization	140,440	6,693
Legal & Professional Fees	56,829	2,372
Auto/Travel, Meals & Entertainment	38,550	6,568
Office Expenses, Accounting & Other Adm., Expenses	19,773	1,810
Telephone. Utilities & Internet	28,939	2,649
Total Operating Expenses	444,933	29,911
Total Non-Operating Expenses	-	
Net Income/(Loss)	2,304,311	1,570,089

See Notes to The Financial Statements

SMARTWEAVE INC.
BALANCE SHEET
As of December 31, 2025, and 2024

	2025 $	2024 $
ASSETS		
Current Assets		
Checking/Savings, Cash Equivalent & Petty Cash	856	61,025
Accounts Receivable	2,530,420	1,600,000
Other Current Assets		
Total Current Assets	2,531,276	1,661,025
Fixed Assets		
Start-Up Expenditures	69,170	69,170
Computers, Printers & Other Office Equipment	8,960	3,960
Total Depreciable Assets & Land	78,130	73,130
Intangible Assets - Intellectual Property	2,000,000	3,550,000
Fixed and Intangible Asset	2,078,130	3,623,130
Depreciation & Amortization Reserve	166,303	25,863
Total Fixed Assets	1,911,827	3,597,267
TOTAL ASSETS	4,443,103	5,258,292
Liabilities		
Current Liabilities		
Credit Line, Accounts Payable & Other Current Liabilities	20,500	600,000
Total Current Liabilities	20,500	600,000
Long Term Liabilities	350,000	1,384,000
Total Long-Term Loans	350,000	1,384,000
Total Liabilities	370,500	1,984,000
Equity		
Equity/Shares: 10,000,000 @ .0001 P/S	11,000	11,000
Other Members Equity	4,061,603	3,263,292
TOTAL LIABILITIES & EQUITY	$4,443,103	$5,258,292

See Notes to The Financial Statements

SMARTWEAVE INC.
STATEMENT OF CASH FLOWS
For the Period January 1, 2025, and 2024, to December 31, 2025, and 2024

	2025	2024
OPERATING ACTIVITIES	$	$
Net Income/(Loss)	2,304,311	1,570,089
Account Receivable	(2,530,420)	(1,600,000) -
Accounts Payable	20,500	8,919
Depreciation & Amortization	140,440	6,693
Net cash provided by Operating Activities	(65,169)	(14,299)
INVESTING ACTIVITIES		
Computers, Furniture, and Other Cost Adj.	5,000	(1,374,117) -
Net cash provided by Investing Activities	5,000	(1,374,117) -
FINANCING ACTIVITIES		
Contributed Capital	-	1,446,550
Net cash provided by Financing Activities	-	1,446,550
Net cash increase/(decreased) for period	(60,169)	58,134
Cash at beginning of the period	61,025	2,190
Cash at end of the period	856	61,025

See Notes to The Financial Statements

SMARTWEAVE INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

This summary of significant accounting policies of Smartweave Inc. is presented to assist in understanding the company's financial statements. The financial statements and notes are representations of the company's management, who is responsible for the integrity and objectivity of the financial data.

Organization:

Smartweave Inc., was incorporated as a C-Corporation in Massachusetts on January 7, 2021. The legal name is Smartweave Incorporated.

Smartweave Inc. Management
Mr. Rajeev Malhotra - President

Primary Business Services & Activity
Smartweave Inc. provides Regenerative Therapeutic Solutions, Medical Technology Development and related Licensing and Consultation services.

Formation Capital
Funds for the formation of Smartweave Inc. were primarily from its management

Basis of Presentation:
The respective financial statements included herein have been prepared in accordance with accounting guidance generally accepted in the United States – General Accepted Accounting Principles (GAAP).
  A. *Accounting Method & Revenue Recognition* – The financial data is presented under the accrual method of accounting.

  B. *Accounting Cycle – The Business operates on a Calendar year cycle.*

C. *Estimates* – Intellectual Property (IP) – The value of the IP is computed by Management based on similar projects and projection of anticipated revenue and expenditure. In 2025 certain IP related to bio-mechanical medical implants were sold to Smartweave Puerto Rico (an entity under common control), following a valuation conducted by Wellspring (a leading IP valuation firm that helps companies, governmen research establishment and universities to create and realize from IP Assets). This IP was licensed back on an exclusive basis for integration with some of the Company's products. Additional IP assets (including patents, patent applications, and trade secrets) continue to be secured by Smartweave Inc., for next generation therapeutics that it is developing.

D. *Credit & Deposit Risk* – Policies and decisions regarding the deposit and stewardship of funds are determined by management.

E. *Property, Plant, and Equipment – was recorded at cost.*

F. *Depreciation and Amortization* – IRS Code applicable to tangible and intangible assets are implemented for the accounting of all assets.

G. *Cash and Cash Equivalent and Cash Flow from Financing Activities* – These are reported in accordance with GAAP.

H. *Accounts Receivable* – A/R will be recorded consistent with the accrual system of accounting. The business entered into a definitive agreement to sell certain IP assets with an option to licensing these back exclusively. This transaction generated a receivable of $1.6M in 2024 and $2.5M in 2025.

I. *Accounts Payable/Current Liabilities* – These are recorded consistent with the accrual method of accounting.

J. *Income Tax* – All applicable codes for Federal and State Tax Compliance are implemented. Federal and State Tax Returns are reported on the accrual basis of accounting.

Note 2. Legal Proof of Business Formation

Legal documentation supporting the business formation was confirmed.

Note 3 – Other Pertinent Issues

A. Lease Obligation: The Company has evaluated its lease arrangements and determined that it is in full compliance with applicable lease terms. No violations or defaults were noted during the reporting periods.

B. Employees' Stock Options and Employee Benefits: As of December 31,2025, there is no provision for employees' Stock Options or benefits.

C. Ability to Continue as a Going Concern

The Management has evaluated the Company's ability to continue as a going concern and strongly believes that no material uncertainties exist that would cast significant doubt upon its ability to continue operations for a period of at least twenty-four months from the Balance Sheet date.

Based on assessment procedures and representations made by Management, the following factors support this conclusion:

Sufficient working capital: The Company has not experienced any working capital deficiencies during the reporting periods.

Adequate insurance coverage: All key business assets and operational risks are appropriately covered under current and valid insurance policies.

No known legal contingencies: As of the date of this report, the Company has no pending legal claims, regulatory actions, or contingent liabilities that could have any material impact on its operations or financial position. Further, Management confirms that none of the Company's executives or Directors are subject to any ongoing litigation, fines, or sanctions.

Accordingly, the Financial Statements have been prepared on a going concern basis.

D. The Company entered into a definitive agreement to sell certain IP assets. It continues to actively develop and own strategic IP as part of its ongoing operations.

E. Current Liabilities – 2024; $600,000. $350,000 are loans from the Founder and $250,000 is for Professional and Legal Fees.

F. Long Term Liabilities – 2025; $350,000, represents loan from the President.

[signature]

Terrence Marcus, CPA, CAA

License NJ & MD

For Sharma, Marcus & Associates LLC

Certifies Public Accountants

April 08, 2026

See Notes to The Financial Statements

See Notes to The Financial Statements